[EMERALD LETTERHEAD]

June 10, 2025

Lucas Foss, President

Financial Investors Trust

1290 Broadway, Suite 1000

Denver, CO 80203

Re:	Emerald Finance and Banking Innovation Fund, Emerald Growth Fund and Emerald Insights Fund, each a Series of the Financial Investors Trust (the “Trust”)

Dear Mr. Foss:

This letter confirms the agreement of Emerald Mutual Fund Advisers Trust (the “Adviser”) with the Trust to contractually limit the total amount of the “Management Fees” and “Other Expenses” that it is entitled to receive from the Emerald Finance and Banking Innovation Fund and the Emerald Insights Fund (each a “Fund,” and collectively, the “Funds”).

With respect to the Funds’ Class A, Class C, Institutional Class and Investor Class shares, to the extent the Total Annual Fund Operating Expenses of a Fund (as defined in Item 3 of Form N-1A, and exclusive of acquired fund fees and expenses, brokerage expenses, interest expense, taxes and extraordinary expenses) exceed the annual rates (as a percentage of each Fund’s average daily net assets) set forth on Schedule A hereto, the Adviser will reduce the fee payable with respect to such Fund to the extent of such excess, and/or shall reimburse the Fund (or class as applicable) by the amount of such excess. The waiver or reimbursement shall be allocated to each class of the Fund in the same manner as the underlying expenses or fees were allocated.

The Adviser further agrees that such fee waivers and reimbursements for the Funds are effective as of September 1, 2025, and shall continue at least through August 31, 2026, with respect to each Fund.

The Adviser will be permitted to recapture, on a class-by-class basis, expenses it has borne through this letter agreement to the extent that a Fund’s expenses in later periods fall below the annual rates set forth in this letter agreement; provided, however, that such recapture payments do not cause the Fund’s expense ratio (after recapture) to exceed the lesser of (i) the expense cap in effect at the time of the waiver and (ii) the expense cap in effect at the time of the recapture. Notwithstanding the foregoing, a Fund will not pay any such deferred fees and expenses more than three years after the date on which the fee and expenses were deferred.

EMERALD MUTUAL FUND ADVISERS TRUST

By:	/s/Daniel Moyer
Name:	Daniel Moyer
Title:	Executive Vice President

Acknowledged and accepted by:

FINANCIAL INVESTORS TRUST

By:	/s/Lucas Foss
Name:	Lucas Foss
Title:	President

Schedule A

Net Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement

Emerald Finance and Banking Innovation Fund

Class A	Class C	Institutional Class	Investor Class
1.84%	2.49%	1.54%	1.89%

Emerald Insights Fund

Class A	Class C	Institutional Class	Investor Class
1.35%	2.00%	1.05%	1.40%